Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 12, 2003, except with respect to the matter discussed in the fourth paragraph of Note 13, as to which the date is March 4, 2003, in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-109643) and related Prospectus of Kos Pharmaceuticals, Inc. for the registration of up to $200,000,000 in the aggregate of shares of its common stock, preferred stock and options, warrants or other rights to purchase shares of its common or preferred stock and up to an aggregate of 2,850,000 shares of common stock to be sold by the selling shareholders named under the caption “Selling Shareholders.”

/s/ Ernst & Young LLP

Miami, Florida,
October 30, 2003